SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

CGG Begins BroadSeis Survey in Brazil’s Barreirinhas Basin

Paris, France – October 22, 2015

CGG announced today that it has now received all necessary permits to start acquiring the industry’s first regional broadband seismic survey of the Barreirinhas Basin in the Equatorial Margin of northern Brazil in early November. The MegaBar 3D multi-client survey has received strong industry support and will benefit from the full bandwidth offered by BroadSeis™ to illuminate the untapped potential of this frontier basin.

The 14,500 km2 survey is being acquired by the Oceanic Vega deploying Sercel Sentinel® solid streamers. The high-end BroadSeis dataset will be processed in CGG’s Rio de Janeiro Subsurface Imaging center using the latest processing technology. The processing will also benefit from extensive in-house experience of the Brazilian Equatorial margin and its specific challenges. Fast-track processing deliverables will be available in several phases, starting in May 2016.

Jean-Georges Malcor, CEO, CGG, said: “CGG has responded to significant client interest in the potential of the Barreirinhas Basin with an ambitious program for a new benchmark broadband regional survey. BroadSeis has provided significant insight to explorers in the Atlantic and Equatorial margins of Brazil, and is the natural choice for our MegaBar survey. With over 50 years of operating history in Brazil, CGG is as dedicated as ever to supporting Brazil’s exploration, development and production challenges and believes that this new regional seismic data set will offer an excellent opportunity to understand the geological potential of this new frontier.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 22nd, 2015	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN Corporate Officer & CFO